Exhibit 11.1 - Computation of Earnings Per Common Share.


                                                     Three Months Ended June 30,
                                                    ----------------------------
                                                        1998           1999
                                                    ------------    ------------
 Numerator:
      Income (loss) from continuing
          operations                                $   (493,824)   $    118,960
      Discontinued operations                           (521,464)             --
                                                    ------------    ------------
      Net income (loss)                               (1,015,288)        118,960
      Preferred stock dividends and
          accretion                                     (603,034)             --
                                                    ------------    ------------
      Numerator for basic and diluted
          earnings per share - income (loss)
          attributable to common shareholders       $ (1,618,322)   $    118,960
                                                    ============    ============

Denominator:
      Denominator for basic earnings per
          share - weighted average shares              8,652,868      11,815,409
      Effect of dilutive securities:
          Employee stock options                              --         680,195
          Warrants                                            --         396,092
          Convertible preferred stock                         --          62,160
                                                    ------------    ------------
      Dilutive potential common shares                        --       1,138,447
      Denominator for diluted earnings per
          share - adjusted weighted average
          shares and assumed conversions               8,652,868      12,953,856
                                                    ============    ============
